SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 0-20102


                           NOTIFICATION OF LATE FILING


(Check One):   Form 10-K    Form 11-K    Form 20-F    Form 10-Q _X_


Form N-SAR For Period Ended: June 30, 1999

Transition Report on Form 10-K               Transition Report on Form 10-Q
Transition Report on Form 20-F               Transition Report on Form N-SAR
Transition Report on Form 11-K
     For the Transition Period Ended:_________________________________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant CELERITY SOLUTIONS, INC.

Former Name if Applicable

________________________________________________________________________________

Address of Principal Executive Office (Street and Number) 270 BRIDGE STREET, SUITE 301

City, State and Zip Code DEDHAM, MASSACHUSETTS 02026


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's Form 10-QSB for the fiscal quarter ended June 10, 1999 could not be filed within the time period prescribed by the Securities Exchange Act of 1934 without reasonable effort or expense because of recent significant turnover of the registrant's employees holding the offices of Treasurer and Chief Financial Officer. In particular, the registrant has had two individuals holding the office of Treasurer and Chief Financial Officer leave the employment of the Company during the last five months. Edward Terino, the registrant's former Treasurer and Chief Financial Officer, left the employment of the Company effective March 31, 1999 and his successor as Treasurer and Chief Financial Officer, James Dore, left the employment of the Company effective June 18, 1999. The unexpected departures of Messrs. Terino and Dore have made it impracticable for the registrant to complete its Form 10-QSB for the fiscal quarter ended June 10, 1999 in a timely manner.

     The Company is diligently working to complete the form 10-QSB and expects to file in its entirety on or before the fifth calendar day following the prescribed due date.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     DAVID J. BROWN                             (617)            248-4056
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     (Name)                                  (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   Yes _X_ No___

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   Yes _X_ No___

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            CELERITY SOLUTIONS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date AUGUST 12, 1999               By  /s/ Paul Carr
     ------------------               ------------------------------------------
                                        President

Attachment A
Celerity Solutions, Inc.


Anticipated changes in results of operations for the fiscal quarter ended June 30, 1999 as compared to the fiscal quarter ended June 30, 1998.

Celerity Solutions, Inc. ("Company") expects to report a net profit of approximately $140,000 (unaudited) for the fiscal quarter ended June 30, 1999 as compared to a net loss of $103,297 for the fiscal quarter ended June 30, 1998.

The following table presents net profit/loss excluding non-recurring and non-operating items.


     Fiscal quarter ended                       June 30, 1999    June 30, 1998
         (unaudited)                            -------------    -------------

     Net profit/loss from ongoing operations      $ 180,000        $(124,864)

     Non-recurring items                                  0                0

     Interest and misc. non-operating
        income or expense                           (40,000)       $  21,567
                                                  ---------        ---------

     Net profit/loss ($000)                       $ 140,000        $(103,297)


The Company attributes the increase in profit in the amount of $243,297 to:

     a)   a reduction in marketing and administrative expenses
     b)   a reduction in the use of subcontractors